Exhibit 4.1

Execution Version

SUPPLEMENTAL INDENTURE NO. 1

SUPPLEMENTAL INDENTURE No. 1 (this “Supplemental Indenture”), dated as of March 20, 2019, among Affinion Group, Inc., a Delaware corporation (the “Issuer”), and Wilmington Trust, National Association, as trustee (the “Trustee”), under the Indenture (as defined below).

WITNESSETH:

WHEREAS, the Issuer and the guarantors party thereto have heretofore executed and delivered to the Trustee an Indenture, dated as of May 10, 2017 (the “Indenture”), providing for the issuance of Senior Cash 12.5% / PIK Step-Up to 15.5% Notes due 2022 of the Issuer (the “Notes”);

WHEREAS, pursuant to Section 9.02 of the Indenture, the Issuer and the Trustee are authorized to amend, or waive compliance with, any provision of the Indenture (other than certain provisions specified therein, none of which are implicated hereby) and to execute and deliver this Supplemental Indenture with the written consent (the “Consents”) of a majority in principal amount of the Notes then outstanding voting as a single class and calculated in accordance with the Indenture, including in accordance with Sections 2.09, 2.14 and 13.06 of the Indenture relating to Notes owned by the Issuer or certain other Persons (the “Required Consents”);

WHEREAS the Issuer has offered to exchange (the “Exchange Offer”) any and all of the Issuer’s outstanding Notes upon the terms and subject to the conditions set forth in the Offering Memorandum, Consent Solicitation Statement and Rights Offering dated March 4, 2019 (as it may be amended or supplemented from time to time, the “Offering Memorandum”);

WHEREAS in connection with the Exchange Offer, the Issuer has solicited consents from Holders to the amendments contained herein (collectively, the “Proposed Amendments”) and the execution of this Supplemental Indenture;

WHEREAS, the Issuer has received Consents to the Proposed Amendments and the execution of this Supplemental Indenture from Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class and calculated in accordance with the Indenture (including Sections 2.09, 2.14 and 13.06 of the Indenture), as evidenced by the Confirmation of Receipt for Offers to Exchange dated March 15, 2019, executed by Epiq Corporate Restructuring, LLC, a copy of which is attached as Exhibit A to the Officers’ Certificate of the Issuer, dated as of the date hereof (the “Confirmation of Receipt”), and accordingly the Issuer has received the Required Consents; and

WHEREAS, the Issuer has delivered or is delivering contemporaneously herewith to the Trustee (a) an Officers’ Certificate of the Issuer and (b) an Opinion of Counsel, in accordance with Sections 9.05, 13.04 and 13.05 of the Indenture.

NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee, strictly on the basis of the Required Consents with respect to the Proposed Amendments, as evidenced by the Confirmation of Receipt, mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

SECTION 1. Capitalized Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

SECTION 2. Effectiveness of Supplemental Indenture. This Supplemental Indenture shall become effective as of the date hereof; provided that the amendments to the Indenture set forth in Section 3 hereof shall not become operative until (i) the Issuer pays the Total Consideration or Exchange Consideration (each as defined in the Offering Memorandum), as applicable, in each case to Holders who have validly tendered (and not withdrawn) Notes (along with the related consents) in accordance with the terms of the Offering Memorandum and (ii) the Issuer informs the Trustee in writing that the payments in clause (i) have been made (the “Amendment Effective Time”). If the Amendment Effective Time does not occur (a) on or prior to the third business day following the Expiration Time (as defined in the Offering Memorandum) for the Exchange Offer or (b) prior to the Termination Date (as defined in the Amended and Restated Support Agreement, dated as of March 4, 2019, by and among the Issuer, Affinion Group Holdings, Inc. and certain lenders, holders of Notes and other parties thereto, as amended from time to time), or if the Exchange Offer is not otherwise consummated for any reason upon the terms and conditions described in the Offering Memorandum, then the Issuer shall inform the Trustee in writing that the terms of this Supplemental Indenture shall be null and void and the Indenture and Notes shall continue in full force and effect without any modification or amendment hereby, and the Issuer shall give written notice to the Holders of the same.

SECTION 3. Amendments to the Indenture. The Indenture is hereby amended by:

(a)    adding to Section 1.01 of the Indenture the following definition:

“Amendment Effective Time” means the “Amendment Effective Time” as defined in Supplemental Indenture No. 1 dated as of March 20, 2019, between the Issuer and the Trustee.

(b)    amending and replacing clause (d) of the definition of “Asset Sale” in Section 1.01 of the Indenture in its entirety as follows:

“(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate Fair Market Value of less than $100.0 million;”

(c)     amending and replacing the definition of “Change of Control” in Section 1.01 of the Indenture in its entirety as follows:

““Change of Control” means the occurrence of one or more of the following events:

(1)    the sale or disposition of all or substantially of the property and assets or business of the Issuer and its Restricted Subsidiaries, taken as a whole (in one transaction or a series of related transactions) to any Person, other than to a Subsidiary Guarantor pursuant to a transaction expressly permitted by the Indenture; or

(2)    the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of Affinion Holdings (for purposes of calculating the total voting power of the Voting Stock held by a group, the voting power beneficially owned by a Permitted Holder shall be excluded to the extent such Permitted Holder retains the sole economic rights with respect to the subject Voting Stock); or

(3)    a majority of the seats (other than vacant seats) on the Board of Directors of Affinion Holdings shall at any time be occupied by persons who were neither (a) nominated by the Board of Directors of Affinion Holdings or a Permitted Holder, nor (b) appointed by directors so nominated.

Notwithstanding the foregoing, a Specified Merger/Transfer Transaction shall not constitute a Change of Control.”

(d)    amending and replacing the definition of “Permitted Holders” in Section 1.01 of the Indenture in its entirety as follows:

““Permitted Holders” mean (i) any owner of Equity Interests of Affinion Holdings as of the date of the closing of the Recapitalization (as such term is defined in the Confidential Offering Memorandum, Consent Solicitation and Rights Offering, dated as of March 4, 2019 (as amended from time to time) that, together with its Affiliates, owns at least 10% of the Equity Interests of Affinion Holdings on a fully diluted basis as of the Issue Date, (ii) any Affiliates of the foregoing and (iii) any permitted transferees of the foregoing. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.”

(e)    deleting from Article 1 of the Indenture, in their entirety, those terms, and the respective meanings assigned thereto, that are referred to solely in the provisions of those Sections and subsections of the Indenture that will be amended by deleting the text of each such Section or subsection, as the case may be, in its entirety, as a result of the execution of this Supplemental Indenture.

(f)    deleting the following sections of the Indenture and all references thereto in the Indenture in their entirety, with such sections and references having no further force or effect:

Section 4.02	Reports and Other Information

Section 4.03	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

Section 4.04	Limitation on Restricted Payments

Section 4.05	Dividend and Other Payment Restrictions Affecting Subsidiaries

Section 4.07	Transactions with Affiliates

Section 4.11	Future Guarantors

Section 4.12	Liens

Section 4.14	Restrictions on Affinion Holdings

Section 5.01(a)(iv)	Merger, Consolidation or Sale of All or Substantially All Assets

(g)    deleting clauses (c), (d), (e), (f) and (i) of the definition of “Events of Default” under Section 6.01 of the Indenture.

(h)    adding the following sentence to the end of Section 2.07(a) of the Indenture:

“Notwithstanding anything in this Section 2.07 to the contrary, from and after the Amendment Effective Time, the Issuer shall not be required to make, and the Registrar need not register, transfers or exchanges of Notes unless the transfer or exchange of such Notes has received the prior approval of the Board of Directors of the Issuer.”; and

(i)    adding the following new paragraph (g) to the end of Section 2.3 of Appendix A of the Indenture:

“From and after the Amendment Effective Time, the Issuer shall not be required to make, and the Registrar need not register, transfers or exchanges of Notes unless the transfer or exchange of such Notes has received the prior approval of the Board of Directors of the Issuer.”

SECTION 4. Amendments to the Notes. All Notes that have been or will be authenticated by the Trustee pursuant to the Indenture shall be affixed to, stamped, imprinted or otherwise legended, if requested in writing by the Holder, with a notation as follows:

Reference is hereby made to Supplemental Indenture No. 1, dated as of March 20, 2019 for a description of certain amendments to the Indenture made therein, which amendments will become operative as of the Amendment Effective Time (as defined therein).

SECTION 5. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 6. Governing Law; Waiver of Jury Trial. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW PROVISIONS THEREOF. EACH OF THE ISSUER AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 7. Trustee Makes No Representation. The Trustee shall not be responsible in any manner whatsoever for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer. Furthermore, the Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture. The Trustee enters into this Supplemental Indenture strictly to give effect to the commercial agreement reached between the Issuer and the Holders, and on the basis of the Required Consent as evidenced by the Confirmation of Receipt. The Issuer hereby reaffirms its obligation under the Indenture to indemnify and hold harmless the Trustee as required under Article 7 of the Indenture, including under Section 7.06 of the Indenture, and in particular (but not limited to) against losses, liabilities, claims, damages or expenses (including the reasonable fees and expenses of its counsel) arising out of or in connection with its execution and performance of this Supplemental Indenture. This indemnity shall survive the final payment in full of the Notes and the resignation or removal of the Trustee solely to the extent expressly provided in Section 8.01(c) or Section 7.07 of the Indenture, as applicable.

SECTION 8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

SECTION 9. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction of this Supplemental Indenture.

SECTION 10. Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

SECTION 11. Severability. If and to the extent that any provision in this Supplemental Indenture shall be held invalid, illegal or unenforceable, or any proposed amendment to the Indenture shall be held not to have been properly approved by all necessary Holders as required under the Indenture, the validity, legality, enforceability and approval of the remaining provisions shall not in any way be affected or impaired thereby, to the extent permitted by applicable law.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

AFFINION GROUP, INC.

by	/s/ Gregory S. Miller
	Name:	Gregory S. Miller
	Title:	Executive Vice President
Chief Operating Officer
Chief Financial Officer

Supplemental Indenture No. 1

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

by	/s/ Jane Y. Schweiger
	Name:	Jane Y. Schweiger
	Title:	Vice President

Supplemental Indenture No. 1